Exhibit 99.1

Zhibao Technology Inc. Investor Presentation August 2024 NASDAQ: ZBAO

Forward Looking Statement & Disclaimer

This presentation has been prepared by Zhibao Technology Inc. (collectively with its consolidated subsidiaries and affiliated entities, the "Company ", "we", "us", or "our") solely for informational purpose. No representations, warrants or understandings, express or implied, are made by the Company or any of its officers, directors, affiliates, advisers or representatives as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation. By viewing or accessing the information contained in this presentation, you acknowledge and agree that none of the Company or any of its officers, directors, affiliates, advisers or representatives accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation. The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed. None of the Company or any of its affiliates, advisers or representatives or other service providers make any undertaking to update any such information subsequent to the date hereof except as required by law. This presentation should not be construed as legal, tax, investment or other advice.

This presentation contains forward-looking statements that reflect our current expectations and views of future events. These statements can be recognized by the use of words such as "expects," " plans," "will," "estimates," "projects," "intends" or words of similar meaning. These forward-looking statements are made only, and are based on, estimates and information available to the Company, as of the date of this presentation, and are not guarantees of future performance. All statements other than statements of historical fact in this presentation are forward-looking statements, including but not limited to, the Company's goals and growth strategies; the Company's expectations regarding demand for and market acceptance of the Company's brand and platforms; the Company's future business development; the Company's dependence on the development, update, upgrade and innovations of insurance solutions and technologies on a timely basis; the Company's ability to attract and retain business channels and end customers; the Company's ability to compete successfully with its competitors; the Company's ability to build stable and health relationships with insurance companies; the Company's ability to develop and maintain effective disclosure controls and internal controls over financial reporting; the Company's ability to implement its expansion plans and obtain capital resources for its planned growth; the Company's ability to comply with the continued listing standards of Nasdaq stock market; general economic and business condition in China and elsewhere; the Company's ability to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the volatility of the Company's operating results and financial condition and the price of its Class A ordinary shares; the Company's ability to attract and retain qualified senior management personnel and research and development staff; and assumptions underlying or related to any of the foregoing and other risks detailed in the Company's filings with the Securities and Exchange Commission ("SEC") and available on the SEC's website at http://www.sec.gov.

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

This presentation does not constitute an offer to sell or a solicitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, these materials do not constitute a "prospectus" within the meaning of the US Securities Act of 1933, as amended, and the regulations enacted thereunder. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Any decision to purchase the Company's securities should be made solely on the basis of the information contained in the Company's public filings and any prospectus relating to the proposed offering.

Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this presentation. Any representation to the contrary is a criminal offense. In evaluating its business, the Company uses or may use certain non GAAP measures as supplemental measures to review and assess its operating and financial performance. These non GAAP financial measures have limitations as analytical tools, and when assessing the Company's operating and financial performances, investors should not consider them in isolation, or as a substitute for any consolidated statement of operations data prepared in accordance with US GAAP.

THE INFORMATION CONTAINED IN THIS DOCUMENT IS BEING GIVEN SOLELY FOR YOUR INFORMATION AND ONLY FOR YOUR USE IN CONNECTION WITH THIS PRESENTATION. THE INFORMATION CONTAINED HEREIN MAY NOT BE COPIED, REPRODUCED, REDISTRIBUTED, OR OTHERWISE DISCLOSED, IN WHOLE OR IN PART, TO ANY OTHER PERSON IN ANY MANNER.

Confidential 2 • Provides proprietar y digital insurance brokerage solutions through a 2B2C embedded business model. • Market leader with the largest market share in the to - Business - to - Consumer (2B2C) embedded digital brokerage sector in China. • Proprietary, PaaS (Platform - as - a - Service) - based Digital Insurance Brokerage Platform is the first in the 2B2C digital embedded digital brokerage sector in China, which empowers our business to expand and scale up rapidly. • Zhibao has partnered with over 1,550 business channels (“B Channels”), through which it has already served the various insurance needs of more than 1 million customers (“end customers”. Zhibao has developed 40+ innovative and customized insurance solutions covering a wide range of industries. • Zhibao is currently in a fast - growing stage of development. Zhibao is an innovative, high - growth Insur - Tech company and the market sector leader Zhibao at a Glance EZ0 EZ1

Confidential 3 Our to - Business - to - Customer Business Model Zhibao provides customized digital insurance solutions to our B Channels B Channel’s online engagement platforms & workflows Embedded B Channel’s existing customer base To reach Our 2B2C Model Zhibao’s 2B2C business model allows us to efficiently reach and acquire customers at minimal cost By working with B Channels with an existing user base, we can reach and serve end customers more precisely Company expends capital on customer acquisition, advertising, building customer loyalty, customer conversation etc. General Public Versus Our advantages: • Acquire end customers at minimal cost • Leverage B Channel’s existing relationship with end users • Target users more precisely • Higher efficiency • Easily scalable across different B Channels • Customer acquisition more predictable and controllable EZ0

Confidential 4 About Proprietary, PaaS - based Digital Insurance Brokerage Platform Our proprietary “ PaaS ” allows us to rapidly assemble and deploy platforms to different B - Channels quickly and reliably. Our PaaS is a series of components from which our digital insurance solutions are assembled. Our PaaS is an encapsulation of our professional knowledge & real - world experience of deploying real - world systems. Analogous to meal kits, our PaaS provides ”pre - washed” and “pre - cut” ingredients for the assembly of a digital solution. This PaaS allows us to quickly and reliably deliver customized insurance solutions to our B Channels. EZ0

Business Segment Overview • Insurance at - large is a rapidly growing field in China • It is expected to become the largest insurance market in the world by the mid - 2030s. • The insurance brokerage market & digital insurance brokerage segment are projected to grow quickly alongside the insurance industry - at - large • The 2B2C digital embedded insurance market is a new but very rapidly growing segment • We are pioneers in the 2B2C digital embedded insurance brokerage space in China • We are ideally positioned to capitalize on the growth and continue to build on our market leading position • 13.9% CAGR 1 Insurance Brokerage Services Industry • 28.2% CAGR 1 Digital Insurance Brokerage Service Industry • 50.1% CAGR 1 2B2C Digital Insurance Brokerage Services 1 Between 2022 - 2027E Source: Frost & Sullivan

Confidential 6 Zhibao Tech First Mover Advantage Proprietary & Powerful Technology Platform Successful Business Model: 2B2C Digital Embedded Insurance Brokerage Growth Momentum Through Close Partnerships With B Channels Diversified and Customized Insurance Solutions 1 2 3 4 5 Investment Highlights

Confidential • Pioneer in the 2B2C embedded digital insurance brokerage in China. • First to launch a PaaS - based digital insurance brokerage platform in China. • Largest market share in China’s 2B2C digital insurance brokerage market. • Accumulating and utilizing our data assets to continually iterate and upgrade our digital insurance solutions . • Brand is gaining recognition, creating more demand from B Channels. 7 As the first mover in the industry, we have key advantages: 2B2C embedded digital insurance brokerage has evolved from a concept to a rapidly emerging market in Asia and across the globe. We are well positioned to seize this global market opportunity. First Mover Advantage

Confidential 8 • Our digital insurance brokerage platform is the first in the 2B2C digital insurance brokerage market in China. • Our digital insurance brokerage platform is PaaS - powered and integrates digital insurance solutions and delivery system to provide insurance solutions (in the form of SaaS) to B Channels and their customers. • Our PaaS is a cloud - based software development and operation platform that offers a portfolio of 2B2 C insurance tools for efficiently building the systems required for various insurance solutions. • The delivery system ensures our solutions are consistently delivered to B Channels efficiently and reliably. • We are applying AI technology to enhance our platform, product, and service. Our Proprietary and Powerful Technology Platform Empowers Our Business to Scale Rapidly Proprietary & Powerful Technology Platform B Channel & End Customer Digital Insurance Brokerage Platform Delivery System PaaS Digital Insurance Solutions deliver solutions in the form of SaaS building the systems required for digital insurance solutions EZ0 EZ1

Confidential 9 We provide customized insurance solutions to be embedded digitally and visibly promoted into B Channels’ customer online engagement platforms (including websites, social media, apps, QR codes, etc.) Each B C hannel provides a specific product or service context in which its customers potentially have relevant insurance needs. Through our B Channels, we reach and satisfy those needs with our customized insurance solutions. The business model of 2B2C embedded digital insurance solutions, which we pioneered in China, has been proven efficient and effective. Zhibao’s Customized US Travel Accident Insurance Solution a B Channel Travel Agency’s online engagement platforms including its Website, App, QR Code, WeChat & other social media accounts Embedded Potential Customer Base of 100,000 US - bound Tourist Clients of this Travel Agency To reach An example: Successful Business Model: 2B2C Embedded Digital Insurance Solutions

Successful Business Model: 2B2C Embedded Digital Insurance Solutions

We have proven that 2B2C embedded digital insurance brokerage is the most efficient and effective model:

Addressing Pain-points:

- Our B Channels are businesses from a diverse array of industries and organizations.
- This gap in B Channel services and operations represents a lost opportunity for new revenue and higher customer satisfaction that will persist and grow over time.
- Zhibao provides B Channels with customized digitally embedded insurance solutions specifically tailored to their business.

Benefiting All Participants:

- Our 2B2C model thrives because it is beneficial and sustainable for all participants.
- Empower participants to provide value-added insurance services for their customers and provide an additional revenue stream opportunity.
- Embedding the customized insurance solutions into B Channels' online engagement platforms allows us to serve and secure a stable and sustainable source of customers at minimal cost.
- Customers can conveniently and efficiently access our quality brokerage services and insurance products tailored to their practical needs.

Successful Business Model: 2B2C Embedded Digital Insurance Solutions

By rapidly expanding our B Channels, we will grow our business quickly

- More B Channels means more customers and a larger market share for Zhibao, therefore our key growth strategy is to develop our B Channel partnerships rapidly. T he following illustrates the quantified version of our 2B2C business model.



# of B Channels
Revenue

Financial Year	# of B Channels	Revenue (Millions USD)
2021	728	6.8
2022	1,030	16.2
2023	1,550	19.6

Source: Company Filings & estimates

Confidential 12 • During our 8 years of development, we have established solid partnerships with over 1,550 B Channels based on mutually beneficial business and trust. • Initially, establishing strong and productive relationships with B Channels took a long time and significant resources. • Now, our well - established digital insurance brokerage platform enables us to forge a much broader network of B Channels in an increasingly efficient manner. • We intend to expand our reach across tens of thousands B Channels in the near future. Once the number of our B Channels reaches a critical mass threshold, we expect to cement our current lead into an unassailable position of market dominance. C Our robust relationships with B Channels have enabled our strong competitive advantage and rapid growth. Growth Momentum Through Close Partnerships With B Channels

Confidential 13 • We are a provider of customized insurance solutions across all industries and sectors. • Each of our proprietary digital insurance solutions primarily consists of insurance products, a solution - specific technology system, and customer operations and service. • We have already developed 40+ proprietary and innovative digital insurance solutions. • Our goal is to develop as many customized insurance solutions as needed to fully meet the insurance needs of our customers in all aspects of their daily life and activities. Market Leading 2B2C Embedded Digital Insurance Solutions Diversified and Customized Insurance Solutions Digital Insurance Solutions (40+) SME Travel Natural Gas Medical 2C Logistics Household

Confidential 14 We have a clear path before us to grow and scale up our business: Our Growth Strategies & Investment Catalysts • Accelerate the expansion of B Channels. • Targeting growth from 1,000 to over 1,550 in between 2023 to 2024 • Upgrade and enrich our solutions, enhance our platform by applying technology like Generative AI. • New solutions target new segments, Sports Cover. • Employ special 2C digital insurance solution to retain and upsell our existing end customers. • We hope to reach more than 10 million end customers in the coming year • Entered into strategic cooperation agreements with leading insurance carriers to embed digital brokerage solutions onto the online engagement platforms of the carriers and to access their existing insurance customers. • New business partners will deepen our reach in target segment

Confidential 15 We have a clear path before us to grow and scale up our business: Our Growth Strategies & Investment Catalysts • Expand the business globally. • In preparations for a solution targeted towards Chinese investment interests in Mexico • Cooperation with a Singaporean partner agreed in principle, which we expect to form our basis for expansion into Southeast Asia. • In discussions with partners in the US • Seek new strategic M&A opportunities. • Initial Investment Completed: Sports Cover, Ya Tai Insurance Brokers • Currently in discussions with multiple M& A targets • Establish our subsidiary reinsurance company in Labuan, Malaysia to support our brokerage/MGU business. • We have submitted our application for licensing and are in discussions with regulators to begin operations in the coming months. EZ0 EZ1 EZ2 EZ3 EZ4 EZ5 EZ6 EZ7

Confidential 16 Our accomplished management team has industry - leading insurance and technology expertise Our Highly Experienced Management Team Botao Ma (Mitchell) Founder, Chairman, Chief Executive Officer • More than 25 years of executive experience in the insurance industry • Chairman of board and general manager of Wills Insurance Brokers Co. Ltd, a Chinese joint venture of an international insurance brokerage group • Served as Deputy General Manager of Ping An Insurance Hong Kong Company and General Manager of Marketing Department of Ping An Property & Casualty Head Office • Director and A ssociate G eneral M anager of Dongda Brokerage, one of the earliest insurance brokerage company in Shanghai • Bachelor’s Degree in International Shipping & Master‘s in Marine Commercial Law from Shanghai Maritime University, Yuanwen Xia (Sean) Chief Financial Officer • 10+ years experience in PWC and financial management of Fortune 500 companies • 3 years experience in primary market venture capital • Chinese Certified Public Accountant (CPA) • Chartered Financial Analyst (CFA) • Bachelor's Degree from Shanghai Jiaotong University Xiao Luo Co - founder, Chief Operating Officer • Former head of Willis China, Risk Management And Consulting Department; Founder of "risk consulting + insurance trading" model • 15+ years insurance brokerage business and management experience • Dual Degree from Shanghai Jiaotong University, MBA of Shanghai Advanced Institute of Finance Yugang Wang Chief Technology Officer • Served successively as architect, development department manager and PMO, director of Information Technology Department of Allianz Life Insurance and head of Information Technology Department of Fosun United Health Insurance • 20+ years IT systems, architecture, operation management experience within the insurance industry • Bachelor's Degree from Zhejiang University

Confidential 17 Key Competitive Advantages Industry Leading Efficiency • Zhibao can create and iterate greater efficiency and speed thanks to our PaaS & digital insurance solutions. • We expect our solutions to be more effective and cost - efficient than peers because of our experience & investment into our platform. Ideal Business Model • We can acquire end customers efficiently, precisely, and at minimal cost. • Our model is scalable – the number of end customers we can serve is always increasing. • Through international partnerships , we can adapt our business model abroad. Technology • We can quickly build and deploy quality digital solutions thanks to our PaaS. • Our proprietary PaaS puts us ahead of the competition . Continued investment expected to allow us to maintain & widen our lead.

Confidential Zhibao Technology Inc. Investor Relations Office ir@zhibao - tech.com Yuanwen Xia (Sean) Chief Financial Officer yuanwen.xia@zhibao - tech.com Daniel Tao IR Manager daniel@zhibao - tech.com Skyline Corporate Communications Group, LLC Scott Powell, President 1177 Avenue of the Americas, 5th Floor New York, NY, 10036 Office: (646) 893 - 5835 Email: info@skylineccg.com 18 Investor Relations Contacts

Zhibao Technology Inc. Thanks for your attention! NASDAQ: ZBAO